Exhibit 7

Consolidated Report of Condition of

Wells Fargo Bank National Association
of 420 Montgomery Street, San Francisco, CA 94163
And Foreign and Domestic Subsidiaries,
at the close of business December 31, 2003, filed in accordance with 12 U.S.C.
§161 for National Banks.

		Dollar Amounts
		In Millions
ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		$11,411
Interest-bearing balances		3,845
Securities:
Held-to-maturity securities		0
Available-for-sale securities		17,052
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices		516
Securities purchased under agreements to resell		109
Loans and lease financing receivables:
Loans and leases held for sale		14,571
Loans and leases, net of unearned income	172,511
LESS: Allowance for loan and lease losses	1,554
Loans and leases, net of unearned income and allowance		170,957
Trading Assets		6,255
Premises and fixed assets (including capitalized leases)		2,067
Other real estate owned		144
Investments in unconsolidated subsidiaries and associated companies		306
Customers’ liability to this bank on acceptances outstanding		68
Intangible assets
Goodwill		6,814
Other intangible assets		7,501
Other assets		8,858

Total assets		$250,474

LIABILITIES
Deposits:
In domestic offices		$157,695
Noninterest-bearing	44,315
Interest-bearing	113,380
In foreign offices, Edge and Agreement subsidiaries, and IBFs		16,249
Noninterest-bearing	6
Interest-bearing	16,243
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices		14,685
Securities sold under agreements to repurchase		1,613

Dollar Amounts
In Millions
Trading liabilities	4,277
Other borrowed money
(includes mortgage indebtedness and obligations under capitalized leases)	18,212
Bank’s liability on acceptances executed and outstanding	68
Subordinated notes and debentures	6,742
Other liabilities	7,358

Total liabilities	$226,899
Minority interest in consolidated subsidiaries	60
EQUITY CAPITAL
Perpetual preferred stock and related surplus	0
Common stock	520
Surplus (exclude all surplus related to preferred stock)	17,709
Retained earnings	4,920
Accumulated other comprehensive income	366
Other equity capital components	0

Total equity capital	23,515

Total liabilities, minority interest, and equity capital	$250,474

I, James E. Hanson, Vice President of the above-named bank do hereby declare that this Report of Condition has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true to the best of my knowledge and belief.

James E. Hanson
Vice President

We, the undersigned directors, attest to the correctness of this Report of Condition and declare that it has been examined by us and to the best of our knowledge and belief has been prepared in conformance with the instructions issued by the appropriate Federal regulatory authority and is true and correct.

Carrie L. Tolstedt
Howard Atkins                 Directors
John Stumpf